Exhibit 99.1

Sinovac Biotech Announces Request Hearing before Nasdaq Hearings Panel

BEIJING, November 8, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (Nasdaq: SVA) (the “Company” or “Sinovac”), a leading provider of biopharmaceutical products in China, announced today that the Company submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”).

As reported on November 3, 2017, the Company received a delisting determination letter from the Staff of the Listing Qualifications Department (the"LQ Staff") of The Nasdaq Stock Market, Inc. ("Nasdaq ") stating the LQ Staff had determined to delist the Company’s shares because the Company had not filed its annual report on Form 20-F for the year ended December 31, 2016 and failed to comply with Nasdaq’s filing requirements in Listing Rule 5250(c)(1).

On November 8, 2017, the Company submitted a request for an oral hearing before the Panel to appeal the LQ Staff’s determination. This request will automatically stay the suspension of the Company’s shares for a period of 15 days from the date of the request.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company’s website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com